SEC# 82-5163

Canadian Everock Explorations Inc.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

dlw 3/22

Canadian Everock Explorations Inc.
BALANCE SHEETS

ASSETS

	December 31, 2001 (Unaudited)	September 30, 2001 (Audited)
CURRENT		
Accounts receivable	$ 100	$ 100
Prepaid expenses	10,217	10,217
	10,317	10,317
OTHER		
Mining interests	20,000	20,000
	20,000	20,000
	$ 30,317	$ 30,317

LIABILITIES

	December 31, 2001 (Unaudited)	September 30, 2001 (Audited)
CURRENT		
Bank indebtedness	$ 61	$ 61
Accounts payable and accrued liabilities	4,701	4,501
	4,762	4,562

SHAREHOLDERS EQUITY

	December 31, 2001 (Unaudited)	September 30, 2001 (Audited)
SHARE CAPITAL (Note 3)	205,100	205,100
DEFICIT (Page 3)	(179,545)	(179,345)
	25,555	25,755
	$ 30,317	$ 30,317

See accompanying notes unaudited to financial statements

Canadian Everock Explorations Inc.
Statement of Loss and Deficit

	Three Months Ended December 31, 2001 (Unaudited)	Three Months Ended December 31, 2000 (Unaudited)
Operating expenses		
Legal and audit	$ -	2,000
Management fees	-	4,625
Shareholder information	200	-
Office, general and administration	-	6,462
	200	13,087
Net Income (Loss) for the Period	(100)	(13,087)
Deficit, Beginning of Period	(179,345)	(156,858)
DEFICIT, END OF PERIOD	$ (179,545)	$ (169,945)
NET LOSS PER SHARE	$ (0.000)	$ (0.001)

Statement of Changes in Cash Flow

	Three Months Ended December 31, 2001	Three Months Ended December 31, 2000
Cash provided by (Used in):		
Operating Activities		
Net (loss) for the period	$ (100)	$ (13,087)
Changes in non-cash operating working capital balances	100	2,000
(Used in) Operating Activities	-	(11,087)
Financing Activities		
Due from shareholder	-	(15,000)
Issuance of common shares	-	75,000
Provided by Financing Activities	-	60,000
Financing Activities		
Proceeds on disposal of investments	-	(75,000)
Provided by Financing Activities	-	(75,000)
Increase (decrease) in Cash	-	(26,087)
(Bank Indebtedness), cash, beginning of year	(61)	26,913
(BANK INDEBTEDNESS), CASH, END OF PERIOD	$ (61)	$ 826

See accompanying notes to unaudited financial statements

Canadian Everock Explorations Inc.
Notes to Financial Statements
DECEMBER 31, 2001
(Unaudited)

1. Summary of Significant Accounting Policies

The accompanying policies and methods followed in preparing these financial statements are those used by Canadian Everock Explorations Inc. (the "Company") as set out in the September 30, 2001 audited financial statements. However, the unaudited financial statements for the three months ended December 31, 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's September 30, 2001 audited financial statements.

The enclosed unaudited financial statements for the three months ended December 31 2001 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended December 31, 2001 is not indicative of the results that may be expected for the full year ended September 30, 2002.

2. Share Capital

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: September 30, 2001	12,160,000	205,100
Balance: December 31, 2001	12,160,000	$ 205,100

3. Income taxes

Estimated taxable income for the period ended is $nil. Based upon the level of historic taxable income it cannot be reasonably estimated at this time if its more likely than not the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or losses arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation will be adjusted in the period that is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, please refer to the September 30, 2001 audited financial statements. The benefit of these losses and the loss for the period ended have not been recognized in these financial statements.

At December 31, 2001, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.